 Filed Pursuant to Rule 253(g)(2)
File No. 024-10510

GK INVESTMENT HOLDINGS, LLC

SUPPLEMENT NO. 2 DATED AUGUST 14, 2018
TO THE OFFERING CIRCULAR DATED OCTOBER 30, 2017

This document supplements, and should be read in conjunction with, the offering circular of GK Investment Holdings, LLC (“we,” “our” or “us”), dated October 30, 2017 and filed by us with the Securities and Exchange Commission, or the Commission, on October 31, 2017, or the Offering Circular. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular. If any statement in this supplement contradicts or conflicts with the Offering Circular, then this supplement shall control.

Departure of Michael Sher, Chief Financial Officer of our Manager

On August 8, 2018, Michael Sher, Chief Financial Officer for our manager, GK Development, Inc., or our Manager, who serves as both our principal financial officer and principal accounting officer for purposes of Regulation A, Tier II reporting requirements, left the employment of our Manager effective immediately.

Colin Hartzell, Vice President of Financial Planning and Control

On August 8, 2018, Colin Hartzell, Vice President of Financial Planning and Control assumed the responsibilities of our principal financial officer and principal accounting officer for purposes of Regulation A, Tier II reporting requirements. The following disclosure should be read in conjunction with “DIRECTORS AND EXECUTIVE OFFICERS” and any other relevant section contained in the Offering Circular or any supplement to the Offering Circular.

Name	Position	Age	Term of Office	Hours/Year
Colin Hartzell	Vice President of Financial Planning and Control	37	June 2018	N/A

Colin Hartzell, age 37, is the Vice President of Financial Planning and Control of our Manager. Colin joined our Manager in June 2018 bringing over 14 years of experience including corporate finance leadership and accounting experience in the real estate industry. Prior to joining our Manager, Colin was with GGP, Inc. since September 2009, a publicly traded retail real estate company based in Chicago, Illinois, most recently serving as Vice President, Financial Planning and Analysis. Colin reported to senior management on analysis of current and past trends in key performance indicators, reviewed key financial and operational metrics and forecasts, and liai sed with senior leadership, stakeholders, and financial teams to ensure the company’s support structure is driving the business forward with minimal expenditures. Prior to GGP, Inc., Colin was with Huron Consulting Group (May 2007 – November 2008), Equity Office Properties (March 2005 – May 2007), and Deloitte (February 2004 – March 2005). Colin received a Bachelor of Science in Accounting from Valparaiso.